

07003685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEN C. EWING & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 NORTH LAURA STREET, SUITE 3625
(No. and Street)

JACKSONVILLE (City) FL (State) 32202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY E. THORS 904-354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA
(Name – *if individual, state last, first, middle name*)

1301 RIVERPLACE BOULEVARD, SUITE 2400, JACKSONVILLE FL 32207
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY E. THORS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEN C. EWING & CO., as of FEBRUARY 27, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHAARON MEEK ANDERSON
Notary Public, State of Florida
My Comm. Expires Nov. 8, 2010
Comm. No. DD 595034

Barry E Thors
Signature

Managing Director
Title

Shaaron M. Anderson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

FINANCIAL REPORT

Year Ended December 31, 2006

CONTENTS

LBA

1301 Riverplace Blvd., Suite 2400
Jacksonville, FL 32207
Phone: 904.396.4015
Fax: 904.399.4012
www.lbafinancial.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying consolidated statement of financial condition of Allen C. Ewing & Co. ("the Company") as of December 31, 2006, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The computation of net capital computed under Rule 15c3-1 of the Securities and Exchange Commission on page 13 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information on pages 14 through 16 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

February 27, 2007

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 354,723
Restricted cash	100,000
Marketable Securities	18,475
Accounts receivable	131,474
Due from officer	49,275
Deferred tax asset	72,550
Furniture and equipment, net	27,864
Other assets	22,119
TOTAL ASSETS	$ 776,480

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 50,496
Due to related party	68,900
Total Liabilities	119,396
STOCKHOLDER'S EQUITY:	
Controlling interest:	
Common stock	10
Additional paid-in capital	797,203
Accumulated deficit	(91,077)
Accumulated other comprehensive income	8,872
Total Controlling Interest	715,008
Noncontrolling Interest In Affiliate	(57,924)
Total Stockholder's Equity	657,084
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 776,480

See accompanying notes.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Investment banking revenues	$ 841,194
Brokerage commissions	270,946
Private placement commissions	630,049
Commisssion on initial investment	300,960
Management and administrative fee	85,216
Loan review	191,142
Interest and dividend income	22,683
Total Revenues	2,342,190
EXPENSES:	
Salaries and employee benefits	1,134,314
General and administrative	267,605
Occupancy and maintenance	188,291
Brokerage and clearing	383,926
Loan service related costs	56,586
Professional and regulatory fees	180,617
Advertising and marketing	17,507
Depreciation	15,322
Interest expense	3,900
Total Expenses	2,248,068
INCOME BEFORE PROVISION FOR INCOME TAXES	94,122
PROVISION FOR INCOME TAXES	(55,600)
CONSOLIDATED NET INCOME	38,522
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST IN AFFILIATE	(6,931)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$ 31,591

See accompanying notes.

ALLEN C. EWING & CO
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2006

CONSOLIDATED NET INCOME	$ 38,522
OTHER COMPREHENSIVE INCOME:	
Unrealized holding gains on securities	8,872
CONSOLIDATED COMPREHENSIVE INCOME	$ 47,394

See accompanying notes.

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Controlling Interest	Non-Controlling Interest	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2005	$ 10	797,203	$ (122,668)	$ -	$ 674,545	$ (64,855)	$ 609,690
Unrealized gain on available for sale securities	-	-	-	8,872	8,872	-	8,872
Net income	-	-	31,591	-	31,591	6,931	38,522
BALANCE, DECEMBER 31, 2006	$ 10	$ 797,203	$ (91,077)	$ 8,872	$ 715,008	$ (57,924)	$ 657,084

ALLEN C. EWING & CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Consolidated net income	$ 38,522
Adjustments to reconcile consolidated net income to net cash provided by operating activities:	
Depreciation	15,322
Deferred tax expense	55,600
Net changes in:	
Accounts receivable	(78,327)
Other assets	(1,463)
Accounts payable and accrued expenses	(7,272)
Net Cash Provided By Operating Activities	22,382
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of marketable securities	(9,603)
Purchase of fixed assets	(20,315)
Net Cash Used By Investing Activities	(29,918)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net advances from related party	3,900
Net advances to officer	(49,275)
Net Cash Used By Financing Activities	(45,375)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(52,911)
CASH AND CASH EQUIVALENTS, BEGINNING	407,634
CASH AND CASH EQUIVALENTS, ENDING	$ 354,723

See accompanying notes.

NOTE 1: NATURE OF BUSINESS

Organization

Allen C. Ewing & Co. (ACE) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides full-service securities brokerage and investment banking, which primarily includes advisory services to clients on corporate finance matters, mergers and acquisitions, and the issuance of public stock primarily in the Southeast United States.

Ewing Loan Advisors, Inc. (ELA) is incorporated in the state of Florida and provides loan advisory, consulting and management services to community banks, governmental banking agencies and corporations in the Southeast United States

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Financial Accounting Standards Board Interpretation No. 46 (R), *Consolidation of Variable Interest Entities* ("FIN 46"), requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The accompanying financial statements include the accounts of Allen C. Ewing & Co. and its affiliate Ewing Loan Advisors, Inc. (collectively referred to as the "Company") which are under common control. Allen C. Ewing & Co. has adopted the Financial Accounting Standards Board Interpretation No. 46R Consolidating Variable Interest Entities - Interpretation of ARB No. 51. Ewing Loan Advisors, Inc. is a variable interest entity of Allen C. Ewing & Co. and, accordingly, consolidation is required. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent.

Restricted Cash

Restricted cash is held by the Company for the purpose of complying with the Securities and Exchange Commission's Uniform Net Capital Rule. (Rule 15c3-1) see Note 6.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Management evaluates specific trade receivables outstanding greater than ninety days, makes an estimate of losses to be sustained, and includes this amount in the allowance for doubtful accounts. Uncollectible amounts are charged against the allowance account when management determines, after unsuccessful collection attempts, the possibility of collection is remote. The allowance for doubtful accounts was determined to be zero at December 31, 2006.

Furniture and Equipment

Furniture and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amounts of any tax benefits that, based on available evidence, are not expected to be realized.

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Advertising

The Company's policy is to expense advertising and promotion costs as the costs are incurred. Advertising cost for the year ended December 31, 2006, was $17,507.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: MARKETABLE SECURITIES

The portfolio, classified as available for sale, is stated at fair value as determined by quoted market prices on December 31, 2006. The portfolio, consisting of common stock, is summarized as follows:

Cost	$ 9,603
Fair Value	$ 18,475
Unrealized Holding Gains	$ 8,872

NOTE 4: RELATED PARTY TRANSACTIONS

As of December 31, 2006, ELA has been advanced $65,000 in the form of two promissory notes from its sole stockholder, Ewing Capital Partners, LLC (the "Partnership"). The notes bear 6% interest per annum and are due on demand. During 2006, the Company incurred $3,900 of interest expense. In addition, ACE also paid $10,000 in management fees to the Partnership during the year ended December 31, 2006.

During 2006, the Company organized an investment vehicle, "Ewing Emerging Financial Institutions Fund I, LP" (the "Fund") to invest in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are also investors in the fund. Pursuant to a management agreement with the Fund, the Company received $85,216 in advisory fees for the year ended December 31, 2006.

ALLEN C. EWING & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE 5: COMMON STOCK

As of December 31, 2006, common stock consisted of the following:

Allan C. Ewing & Co.:

Common Stock, $0.10 par value, 15,000 shares authorized, 100 shares issued and outstanding	$ 10

Ewing Loan Advisors, Inc.:

Common Stock, $1.00 par value, 100,000 shares authorized, 1 share issued and outstanding	$ 1

NOTE 6: NET CAPITAL REQUIREMENTS

ACE is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed .15 to 1. The SEC is empowered to restrict ACE's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2006, ACE had net capital of $414,937, which was $294,937 in excess of its required net capital of $120,000. At the same date, ACE's ratio of aggregate indebtedness to net capital was .12 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE 7: INCOME TAXES

Deferred income taxes result from the recognition of net operating loss carryforwards and temporary differences between the carry amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The components of the deferred tax asset are summarized as follows:

Net operating losses	$ 62,040
Goodwill	8,330
Depreciation	753
Charitable contributions	1,427
Net Deferred Tax Asset	$ 72,550

The Company has total net operating loss carryforwards available to offset future taxable income of approximately $191,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

NOTE 7: INCOME TAXES (Continued)

The provision for income taxes shown on the statement of operations differs from the amounts that would result from applying statutory tax rates to income before taxes because of certain expenses that are not fully deductible for tax purposes, and adjustments to net operating loss carryforwards.

NOTE 8: SUBORDINATED CLAIMS

As of December 31, 2006, the Company had no liabilities which were subordinate to the claims of general creditors.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Leases

The Company rents office space under operating leases having initial or remaining noncancelable terms in excess of one year in Jacksonville, Florida and Charlotte, North Carolina. Rent expense under these leases amounted to $188,291 for the year ended 2006. Future minimum payments under these leases are as follows:

Year Ending December 31:	
2007	$ 200,726
2008	55,190
	$ 255,916

Cash

The Company places its temporary cash investments with high quality financial institutions. At time, such investments may be in excess of FDIC insured limits. The Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Schedule 1

Net capital:	
Stockholder's equity	$ 715,008
Less:	
Fixed and other nonallowable assets	(291,609)
Haircuts on money markets	(8,462)
Net capital	$ 414,937
Minimum net capital required	$ 120,000
Excess net capital	$ 294,937
Aggregate indebtedness - accounts payable and other liabilities	$ 49,727
Ratio: Aggregate indebtedness to net capital	.12 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part LIA FOCUS Report for the quarter ended December 31, 2006, as amended.

This computation includes the accounts of Allen C. Ewing & Co. only and does not include the accounts of its unregulated affiliate, Ewing Loan Advisors, Inc.

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 354,651	$ 72	$ -	$ 354,723
Restricted cash	100,000	-	-	100,000
Marketable Securities	18,475	-	-	18,475
Accounts receivable	56,720	74,754	-	131,474
Due from officer	49,275			49,275
Due from related party	94,809	-	(94,809)	-
Deferred tax asset	41,676	30,874	-	72,550
Furniture and equipment, net	27,010	854	-	27,864
Other assets	22,119	-	-	22,119
TOTAL ASSETS	$ 764,735	$ 106,554	$ (94,809)	$ 776,480
LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable and accrued expenses	$ 49,727	$ 769	$ -	$ 50,496
Due to related parties	-	163,709	(94,809)	68,900
Total Liabilities	49,727	164,478	(94,809)	119,396
STOCKHOLDER'S EQUITY:				
Controlling interest:				
Common stock	10	1	(1)	10
Additional paid-in capital	797,203	-	-	797,203
Accumulated deficit	(91,077)	(57,925)	57,925	(91,077)
Accumulated other comprehensive income	8,872	-	--	8,872
Total Controlling Interest	715,008	(57,924)	57,924	715,008
Noncontrolling Interest in Affiliate	-	-	(57,924)	(57,924)
Total Stockholder's Equity	715,008	(57,924)	-	657,084
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 764,735	$ 106,554	$ (94,809)	$ 776,480

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
REVENUES:				
Investment banking revenues	$ 841,194	$ -	$ -	$ 841,194
Brokerage commissions	270,946			270,946
Private placement commissions	630,049	-	-	630,049
Commisssion on initial investment	300,960	-	-	300,960
Management and administrative fee	85,216	-	-	85,216
Loan review	-	191,142	-	191,142
Interest and dividend income	22,683	-	-	22,683
Total Revenues	2,151,048	191,142	-	2,342,190
EXPENSES:				
Salaries and employee benefits	1,056,184	78,130	-	1,134,314
General and administrative	225,399	42,206	-	267,605
Occupancy and maintenance	188,291	-	-	188,291
Brokerage and clearing	383,926	-	-	383,926
Loan service related costs	-	56,586	-	56,586
Professional and regulatory fees	180,617	-	-	180,617
Advertising and marketing	16,852	655	-	17,507
Depreciation	14,525	797	-	15,322
Interest expense	-	3,900	-	3,900
Total Expenses	2,065,794	182,274	-	2,248,068
INCOME BEFORE PROVISION FOR INCOME TAXES	85,254	8,868	-	94,122
PROVISION FOR INCOME TAXES	(53,663)	(1,937)	-	(55,600)
NET INCOME	$ 31,591	$ 6,931	$ -	$ 38,522

ALLEN C. EWING & CO.
CONSOLIDATING STATEMENT OF CASH FLOWS
DECEMBER 31, 2006

	Allen C. Ewing & Co.	Ewing Loan Advisors, Inc.	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$ 31,591	$ 6,931	$ -	$ 38,522
Adjustments to reconcile net income to net cash provided (used) by operating activities:				
Depreciation	14,525	797	-	15,322
Deferred tax expense	53,663	1,937	-	55,600
Net changes in:				
Accounts receivable	(41,102)	(37,225)	-	(78,327)
Other assets	(1,463)	-	-	(1,463)
Accounts payable and accrued expenses	(2,495)	(4,777)	-	(7,272)
Net Cash Provided (Used) By Operating Activities	54,719	(32,337)	-	22,382
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of marketable securities	(9,603)	-	-	(9,603)
Purchase of fixed assets	(20,315)	-	-	(20,315)
Advance to related party	(25,631)	-	25,631	-
Net Cash (Used) Provided By Investing Activities	(55,549)	-	25,631	(29,918)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net advances from related party	-	29,531	(25,631)	3,900
Net advances to officer	(49,275)	-	-	(49,275)
Net Cash (Used) Provided By Financing Activities	(49,275)	29,531	(25,631)	(45,375)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,105)	(2,806)	-	(52,911)
CASH AND CASH EQUIVALENTS, BEGINNING	404,756	2,878	-	407,634
CASH AND CASH EQUIVALENTS, ENDING	$ 354,651	$ 72	$ -	$ 354,723

LBA

1301 Riverplace Blvd., Suite 2400
Jacksonville, FL 32207
Phone: 904.396.4015
Fax: 904.399.4012
www.lbafinancial.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the Company) for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required under Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006, and no facts came to our attention indicating that such conditions have not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 27, 2007

END

LBA